SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------


                                  SCHEDULE 13G/A

                                 (RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURUANT TO RULE 13d-2 (b)

                               (AMENDMENT NO. 7)(1)

                             SOUTHWEST BANCORP, INC.
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                                 (Name of Issuer

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   844767 10 3
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                                 (CUSIP Number)

                                 August 19, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/         Rule 13d-1 (b)

/ /         Rule 13d-(c)

/ /         Rule 13d-1 (d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No.  844767 10 3

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1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
   OF ABOVE PERSON
   STILLWATER NATIONAL BANK AND TRUST COMPANY
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a / /
                                                     b / /
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
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              | 5 | SOLE VOTING POWER
              |   |  See Item 5.
  NUMBER OF   -----------------------------------------------
    SHARES    | 6 | SHARED VOTING POWER
 BENEFICIALLY |   |  See Item 5.
   OWNED BY   +---+------------------------------------------
     EACH     | 7 | SOLE DISPOSITIVE POWER
  REPORTING   |   |   See Item 5.
 PERSON WITH  +---+------------------------------------------
              | 8 | SHARED DISPOSITIVE POWER
              |   |   See Item 5.
-------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:  See Item 5.
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*
-------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
   BK
-------------------------------------------------------------

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



Item 1(a)       Name of Issuer:
                ------------------------------------------------
                Southwest Bancorp, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                ------------------------------------------------
                608 South Main Street
                Stillwater, Oklahoma  74074

Item 2(a)       Name of Person Filing:
                ------------------------------------------------
                Stillwater National Bank and Trust Company

Item 2(b)       Address of Principal Business Office, or if None, Residence:
                ---------------------------------------------------------------
                608 South Main Street
                Stillwater, Oklahoma 74074

Item 2(c)       Citizenship:
                -----------
                See Row 4 of the second part of the cover page.

Item 2(d)       Title of Class of Securities:
                -----------------------------
                Common Stock, par value $1.00 per share

Item 2(e)       CUSIP Number:
                -------------

                844767 10 3

Item 3          If this statement is filed under Rule 13d-1(b) or
                Rule 13d-2(b), check whether the person filing is a:
                ----------------------------------------------------

                (b) Bank as defined in Section 3(a)(6) of the Act.

                Private  /X/

Item 4(a)       Amount Beneficially Owned:  See Item 5.
                --------------------------

Item 4(b)       Percent of Class:  See Item 5.
                -----------------

Item 4(c)       Number of shares as to which such person has:  See Item 5.
                ---------------------------------------------

Item 5          Ownership of Five Percent or Less of a Class:
                ---------------------------------------------
                If this statement is being filed to report that fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [x]

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ----------------------------------------------------------------
                Certain persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock, par value $1.00 per share, of Southwest Bancorp, Inc. (the "Common Stock") reported herein. The interest of no such person relates to more than 5% of the outstanding Common Stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:
                ----------------------------------------------------------------
                Not Applicable

Item 8          Identification and Classification of Members of the Group:
                ----------------------------------------------------------
                Not Applicable

Item 9          Notice of Dissolution of Group:  Not Applicable
                -------------------------------

Item 10         Certification:
                ----------------------------------------------------------------
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kerby E. Crowell                                     August 19, 2003
-----------------------------------                      ----------------------
Kerby E. Crowell                                         Date
Authorized Officer
Stillwater National Bank and Trust
 Company



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